Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2015

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2015 (the “Consolidated Financial Statements”) and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2014 . The date of this MD&A is July 29, 2015. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback and gross revenues included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Second Quarter Highlights

•	Production in the second quarter averaged 91,164 boe per day compared to 106,706 boe per day in the second quarter of 2014. The decrease in production is primarily due to non-core asset disposition activity in 2014 and 2015 as the Company continues to focus its asset portfolio and strengthen its balance sheet.

•	Development capital expenditures for the second quarter of 2015 were $64 million compared to $65 million in the comparative period in 2014. Second quarter 2015 activities were minimal due to spring break-up as the Company focused on completion work within the Cardium and Viking plays.

•	Netbacks were $18.72 per boe compared to $39.37 per boe in the second quarter of 2014. The decrease is mainly due to a significant reduction in commodity prices compared to 2014.

•	Funds flow from operations was $79 million for the second quarter of 2015 (2014 - $299 million) The decrease in funds flow compared to the prior year is mainly due to lower revenues as a result of a weaker commodity price environment and lower production volumes due to asset dispositions.

•	Net loss in the second quarter of $28 million compared to $143 million net income in the comparable period in 2014. The net loss in 2015 was due to a reduction in revenues primarily related to a lower commodity price environment.

•	In the second quarter, the Company finalized amending agreements with its lenders under its syndicated bank facility and with the holders of its senior notes to amend, among other things, its financial covenants.

•	The Company continued to progress on its asset disposition program with transactions of $414 million closed during the period. In accordance with the amending agreements, sale proceeds were offered and subsequently accepted by its lenders for prepayment on outstanding debt.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	1

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

Three months ended (1)	June 30 2015	Mar. 31 2015	Dec. 31 2014	Sep. 30 2014	June 30 2014	Mar. 31 2014	Dec. 31 2013	Sep. 30 2013
Gross revenues (2)	$360	$340	$473	$589	$656	$673	$622	$779
Funds flow from operations	79	72	137	231	299	269	203	296
Basic per share	0.16	0.14	0.28	0.47	0.61	0.55	0.42	0.61
Diluted per share	0.16	0.14	0.28	0.47	0.61	0.55	0.42	0.61
Funds flow	47	112	137	231	298	269	203	296
Basic per share	0.09	0.22	0.28	0.47	0.61	0.55	0.42	0.61
Diluted per share	0.09	0.22	0.28	0.47	0.60	0.55	0.42	0.61
Net income (loss)	(28)	(248)	(1,772)	(15)	143	(89)	(675)	34
Basic per share	(0.06)	(0.49)	(3.57)	(0.03)	0.29	(0.18)	(1.38)	0.07
Diluted per share	(0.06)	(0.49)	(3.57)	(0.03)	0.29	(0.18)	(1.38)	0.07
Dividends declared	5	5	70	69	69	69	68	68
Per share	$0.01	$0.01	$0.14	$0.14	$0.14	$0.14	$0.14	$0.14
Production
Liquids (bbls/d) (3)	63,222	65,343	64,124	64,687	69,409	71,638	78,874	84,460
Natural gas (mmcf/d)	168	177	198	217	224	239	275	296

Total (boe/d)	91,164	94,905	97,143	100,839	106,706	111,461	124,752	133,712

(1)	Certain comparative figures have been reclassified to correspond with current period presentation.
(2)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(3)	Includes crude oil and natural gas liquids.

Calculation of Funds Flow/ Funds flow from Operations

	Three months ended June 30		Six months ended June 30
(millions, except per share amounts)	2015	2014	2015	2014
Cash flow from operating activities	$(67)	$214	$89	$436
Change in non-cash working capital	109	77	54	111
Decommissioning expenditures	5	7	16	20

Funds flow	47	298	159	567
Monetization of foreign exchange contracts	(19)	—	(63)	—
Settlements of normal course foreign exchange contracts	(23)	(2)	(25)	(2)
Realized foreign exchange loss – debt prepayments	44	—	44	—
Realized foreign exchange loss – debt maturities	30	3	36	3

Funds flow from Operations	$79	$299	$151	$568

Per share – funds flow
Basic per share	$0.09	$0.61	$0.32	$1.15
Diluted per share	0.09	0.60	0.32	1.15
Per share – funds flow from operations
Basic per share	0.16	0.61	0.30	1.15
Diluted per share	$0.16	$0.61	$0.30	$1.15

During the second quarter of 2015, the Company monetized a portion (US$118 million) of foreign exchange forward contracts on senior notes and settled US$77 million of foreign exchange forward contracts as part of normal course maturities. Additionally, in the second quarter, Penn West repaid senior notes of US$165 million as part of normal maturities and an additional $278 million of senior notes as a result of at par prepayment offers made to its noteholders using asset disposition proceeds, together with a concurrent pro rata repayment of $38 million on its syndicated bank facility. As the Canadian dollar has weakened relative to the US dollar from the issue date of the senior notes to the settlement date, a realized foreign exchange loss was recorded.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	2

For the first six months of 2015, the Company monetized a total of US$315 million of foreign exchange forward contracts on senior notes in addition to monetizing its outstanding natural gas hedges in the first quarter of 2015. Subsequent to the monetization, the Company entered into new natural gas contracts.

Business Strategy

Penn West continued to demonstrate its ability to execute in a volatile commodity price environment during the second quarter of 2015. The Company made progress on deleveraging its balance sheet and improving its cost structure by focusing its asset base through the close of a number of asset dispositions during the period. Additionally, during the second quarter, the Company finalized amendments to its financial covenants increasing its financial flexibility.

The Company remains committed to its core strategies within the long-term plan which include debt reduction, profitable growth and execution and cost control. As Penn West moves forward on these strategies it will continue to review potential disposition targets and focus on improving its “best-in-class” operational status in its core plays. The Company will continue to monitor the commodity price environment and take proactive measures as required as it looks to increase the long-term value of the Company.

Business Environment

The following table outlines quarterly averages for benchmark prices and our realized prices for the previous five quarters.

	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014
Benchmark prices
WTI crude oil (US$/bbl)	$57.94	$48.63	$73.15	$97.31	$102.99
Edm mixed sweet par price (CAD$/bbl)	67.63	51.76	75.58	96.98	105.50
NYMEX Henry Hub ($US/mcf)	2.64	2.98	4.00	4.06	4.67
AECO Monthly Index (CAD$/mcf)	2.66	2.95	4.00	4.22	4.68

Penn West average sales price (1)
Light oil (per bbl)	64.56	49.82	72.82	94.63	102.58
NGL (per bbl)	17.40	20.31	38.88	52.95	52.93
Heavy oil (per bbl)	46.44	30.20	54.35	72.59	79.56
Total liquids (per bbl)	55.85	42.97	65.48	85.27	92.15
Natural gas (per mcf)	2.78	3.08	3.94	4.33	4.96

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(2.86)	(6.80)	(6.33)	(8.09)	(6.14)
WTI - WCS Heavy ($US/bbl)	$(11.59)	$(14.73)	$(14.23)	$(20.18)	$(20.04)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

During the second quarter of 2015, crude oil prices experienced modest gains compared to the previous quarter with WTI averaging US$57.94 per barrel. The North American rig count declined by 15 percent during the second quarter, however, this was not at the same pace as the previous quarter. Despite the decline in activity levels, US crude oil production levels increased by two percent from the previous quarter and by approximately 14 percent on a year-over-year basis.

As we enter the second half of 2015, many forecasters believe that high US production levels, high storage levels, potential growth in supply from a number of countries (particularly Iran) and uncertain world demand will continue to put downward pressure on crude oil prices and limit any price recovery in the near term.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	3

Penn West continued to take proactive measures during the second quarter of 2015 and build on its structured hedging program by entering into a number of new positions. At June 30, 2015, the following contracts were outstanding:

Reference Price	Term	Price ($/Barrel)	Volume (Barrels/day)
WTI	July 2015 – Sept 2015	USD $52.00	7,500
WTI	July 2015 – Sept 2015	CAD $74.78	5,000
WTI	Oct 2015 – Dec 2015	CAD $72.57	12,500
WTI	Jan 2016 – March 2016	CAD $76.60	2,500
WTI	2016	CAD $72.08	5,000

Subsequent to June 30, 2015, the Company entered into additional crude oil swaps on 2,000 barrels per day of production in the first quarter of 2016 at WTI $70.00 per barrel and 1,000 barrels per day of production in the second quarter of 2016 at WTI $71.50 per barrel.

Natural Gas

In the second quarter of 2015, NYMEX Henry Hub natural gas price fluctuated between US$2.50 and US$3.00 per MMBtu and averaged US$2.64 per MMBtu as the market shifted from storage withdrawals to injection between the winter and summer months. At the beginning of the second quarter of 2015, North American storage levels were tracking below the five-year average, however, during the period storage levels recovered and ended at approximately the five-year average. Subsequent to June 30, 2015, storage levels continued to build due to strong production from the Marcellus.

AECO pricing followed the same pattern as NYMEX, fluctuating through the second quarter and averaged $2.66 per mcf. Canadian storage levels continue to operate at a small deficit to the five-year average, but trended closer through the second quarter.

At June 30, 2015, Penn West had 70,000 mcf per day of 2015 production hedged at an average price of $2.86 per mcf and 14,200 mcf per day of 2016 production hedged at an average price of $3.06 per mcf. Subsequent to June 30, 2015, the Company entered into additional AECO swaps for 2016 on total production of 4,700 mcf per day at an average price of $3.13 per mcf.

Average Sales Prices

	Three months ended June 30			Six months ended June 30
	2015	2014	% change	2015	2014	% change
Light oil (per bbl)	$64.56	$102.57	(37)	$57.10	$99.69	(43)
Commodity gain (loss) (per bbl) (1)	(1.31)	(4.85)	(73)	0.44	(3.51)	>(100)

Light oil net (per bbl)	63.25	97.72	(35)	57.54	96.18	(40)

Heavy oil (per bbl)	46.44	79.55	(42)	38.06	74.59	(49)

NGL (per bbl)	17.40	52.93	(67)	18.79	60.39	(69)

Natural gas (per mcf)	2.78	4.96	(44)	2.93	5.37	(45)
Commodity gain (loss) (per mcf) (1)	0.08	(0.42)	>(100)	0.70	(0.44)	>(100)

Natural gas net (per mcf)	2.86	4.54	(37)	3.63	4.93	(26)

Weighted average (per boe)	43.84	70.34	(38)	39.53	69.74	(43)
Commodity gain (loss) (per boe) (1)	(0.49)	(3.05)	(84)	1.51	(2.51)	>(100)

Weighted average net (per boe)	$43.35	$67.29	(36)	$41.04	$67.23	(39)

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	4

RESULTS OF OPERATIONS

Production

	Three months ended June 30			Six months ended June 30
Daily production	2015	2014	% change	2015	2014	% change
Light oil (bbls/d)	44,195	47,525	(7)	45,021	48,774	(8)
Heavy oil (bbls/d)	11,947	13,625	(12)	12,418	13,373	(7)
NGL (bbls/d)	7,080	8,259	(14)	6,838	8,370	(18)
Natural gas (mmcf/d)	168	224	(25)	172	231	(26)

Total production (boe/d)	91,164	106,706	(15)	93,024	109,070	(15)

Penn West’s production levels were consistent with its expectations during the second quarter of 2015. The decrease from the comparative period in 2014 is primarily related to non-core property dispositions that were closed during the fourth quarter of 2014 and in 2015 as the Company made progress on its planned disposition strategy.

Netbacks

	Three months ended June 30
	2015				2014
	Light Oil and NGL (bbl)	Heavy Oil (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price	$58.05	$46.44	$2.78	$43.84	$70.34
Commodity gain (loss) (1)	(1.13)	—	0.08	(0.49)	(3.05)
Royalties	(4.79)	(4.15)	(0.81)	(4.72)	(11.54)
Transportation	(1.04)	(2.05)	(0.30)	(1.40)	(1.18)
Operating costs	(22.74)	(18.06)	(1.82)	(18.51)	(15.20)

Netback	$28.35	$22.18	$(0.07)	$18.72	$39.37

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	51,275	11,947	168	91,164	106,706

(1)	Realized risk management gains and losses on commodity contracts.

While the Company’s oil netback declined due to the weakening of crude oil prices, it benefited from improved crude oil differentials and the weakening of the Canadian dollar during the second quarter.

Natural gas netbacks were negative due to a prior period adjustment as the Company received its annual gas cost allowance true-up from the Alberta Crown. This resulted in the Company recording a $14 million expense which accounted for the royalty charge in the period. Under the current commodity price environment, the Company anticipates natural gas royalties to be insignificant for the remainder of the year under current royalty rates.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	5

	Six months ended June 30
	2015				2014
	Light Oil and NGL (bbl)	Heavy Oil (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price (1)	$52.05	$38.06	$2.93	$39.53	$69.74
Commodity gain (loss) (2)	0.39	—	0.70	1.51	(2.51)
Royalties	(5.81)	(4.16)	(0.38)	(4.51)	(10.82)
Transportation	(0.98)	(1.71)	(0.32)	(1.37)	(1.18)
Operating costs	(22.63)	(19.69)	(1.89)	(18.74)	(17.82)

Netback	$23.02	$12.50	$1.04	$16.42	$37.41

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	51,859	12,418	172	93,024	109,070

(1)	Excluded from the netback calculation in 2015 was $10 million of other income.
(2)	Realized risk management gains and losses on commodity contracts.

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended June 30			Six months ended June 30
(millions)	2015	2014	% change	2015	2014	% change
Light oil and NGL	$266	$464	(43)	$501	$941	(47)
Heavy oil	51	99	(48)	86	181	(52)
Natural gas	43	93	(54)	113	207	(45)

Gross revenues (1)	$360	$656	(45)	$700	$1,329	(47)

(1)	Includes realized risk management gains and losses on commodity contracts which totalled $25 million for the six months ended June 30, 2015 (2014 - $49 million loss).

Overall, revenues have declined from 2014 as a result of a significant decline in the commodity price environment and lower production volumes resulting from non-core asset dispositions that were closed in 2014 and 2015.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – June 30, 2014	$1,329
Decrease in light oil and NGL production	(89)
Decrease in light oil and NGL prices (1)	(351)
Decrease in heavy oil production	(13)
Decrease in heavy oil prices	(82)
Decrease in natural gas production	(54)
Decrease in natural gas prices (1)	(40)

Gross revenues – January 1 – June 30, 2015	$700

(1)	Includes realized risk management gains and losses on commodity contracts.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	6

Royalties

	Three months ended June 30			Six months ended June 30
	2015	2014	% change	2015	2014	% change
Royalties (millions)	$39	$112	(65)	$76	$214	(64)
Average royalty rate (1)	11%	16%	(5)	11%	16%	(5)
$/boe	$4.72	$11.54	(59)	$4.51	$10.82	(58)

(1)	Excludes effects of risk management activities.

In 2015, royalties decreased from the comparative periods in 2014 primarily due to the decrease in commodity prices and the impact of asset disposition activity completed in 2014 and 2015. During the second quarter of 2015, the Company received its annual gas cost allowance true-up from the Alberta Crown resulting in an increase in natural gas royalties, which partially offset the effect of significant crude oil price declines.

Expenses

	Three months ended June 30			Six months ended June 30
(millions)	2015	2014	% change	2015	2014	% change
Operating	$153	$147	4	$315	$351	(10)
Transportation	12	12	—	23	23	—
Financing	43	39	10	80	80	—
Share-based compensation	$7	$8	(13)	$7	$17	(59)

	Three months ended June 30			Six months ended June 30
(per boe)	2015	2014	% change	2015	2014	% change
Operating	$18.51	$15.20	22	$18.74	$17.82	5
Transportation	1.40	1.18	19	1.37	1.18	16
Financing	5.15	4.06	27	4.72	4.07	16
Share-based compensation	$0.78	$0.75	4	$0.39	$0.79	(51)

Operating

Operating costs in the second quarter of 2015 were modestly higher compared to 2014 as lower costs from asset dispositions and successful cost reduction initiatives in 2015 were more than offset by operating accrual adjustments in the prior year which reduced the 2014 balance. The increase in operating costs on a per boe basis was mainly due to asset dispositions.

For the six months ended June 30, 2015, total operating expenses were lower in 2015 due to asset disposition activity and the successful implementation of cost reduction strategies which resulted in lower repair and maintenance activity and labour costs.

Operating expenses for the first six months of 2015 included a realized loss of $4 million (2014 – $2 million loss) on electricity contracts and for the second quarter of 2015 a realized gain of $1 million (2014 – $2 million loss).

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	7

Financing

At June 30, 2015, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At June 30, 2015, the Company had $0.7 billion of unused credit capacity available.

At June 30, 2015, the value of the Company’s senior notes was $1.7 billion (December 31, 2014 – $2.1 billion). There were no senior notes issued in either 2015 or 2014. During the second quarter of 2015, Penn West repaid senior notes in an aggregate amount of US$165 million as part of normal maturities and additional amounts of US$202 million, $18 million, £8 million and €1 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. Penn West also repaid a total of $38 million outstanding under its syndicated bank facility using asset disposition proceeds. Subsequent to June 30, 2015, $98 million from the most recently completed dispositions was offered and accepted by lenders for further prepayment of outstanding notes and repayment of indebtedness on our syndicated bank facility on a pro rata basis. The pro rata syndicated bank facility allocation of $17 million was repaid in early July. The Company expects the allocated noteholders amount to be paid on August 7, 2015.

Summary information on our senior notes outstanding is as follows at June 30, 2015:

	Issue date	Amount (millions)	Term	Average interest rate(1)		Weighted average remaining term
2007 Notes	May 31, 2007	US$259	8 –15 years	6.36%		3.1
2008 Notes	May 29, 2008	US$417, CAD$30	8 – 12 years	6.74%		2.5
UK Notes	July 31, 2008	£49	10 years	6.95	%(2)	3.1
2009 Notes	May 5, 2009	US$79 (3), £19, €9	5 – 10 years	9.43	%(4)	2.9
2010 Q1 Notes	March 16, 2010	US$187	5 – 15 years	6.20%		4.4
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$146, CAD$48	5 – 15 years	5.47%		6.2
2011 Notes	November 30, 2011	US$91, CAD$23	5 – 10 years	4.99%		4.7

(1)	Average interest rate can fluctuate based on consolidated debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 8.28 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.99 percent and 10.02 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Penn West’s debt capital structure includes short-term financings under its syndicated bank facility and long-term instruments through its senior notes. Financing charges in 2015 increased compared to 2014 as there was a higher balance drawn under the syndicated bank facility during the second quarter of 2015 compared to 2014.

Additionally, in May 2015 the Company finalized amended agreements with the lenders under its syndicated bank facility and with the holders of its senior notes which resulted in amended financial covenants and led to increases in the fee structure. The fee structure on the Company’s senior notes will change during the amendment period (up until March 30, 2017) as follows:

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	8

Consolidated Senior debt to EBITDA ratio	Basis points per annum increase
Less than or equal to 3:1	50
Greater than 3:1 and less than or equal to 4:1	100
Greater than 4:1 and less than or equal to 4.5:1	150
Greater than 4.5:1	200

See “Liquidity and Capital Resources – Liquidity” for further details on the amendments.

The interest rates on any non-hedged portion of the Company’s syndicated bank facility are subject to fluctuations in short-term money market rates as advances on the syndicated bank facility are generally made under short-term instruments. As at June 30, 2015, 22 percent (December 31, 2014 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Long-Term Retention and Incentive Plan (“LTRIP”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended June 30			Six months ended June 30
(millions)	2015	2014	% change	2015	2014	% change
Options	$1	$2	(50)	$2	$5	(60)
LTRIP	5	5	—	4	9	(56)
PSU	1	1	—	1	3	(67)

Share-based compensation	$7	$8	(13)	$7	$17	(59)

The share price used in the fair value calculation of the LTRIP, PSU and DSU obligations at June 30, 2015 was $2.15 (2014 – $10.42). Share-based compensation related to the DSU was insignificant in both periods.

General and Administrative Expenses (“G&A”)

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2015	2014	% change	2015	2014	% change
Gross	$39	$43	(9)	$77	$90	(14)
Per boe	4.70	4.46	5	4.57	4.57	—
Net	23	34	(32)	45	70	(36)
Per boe	$2.81	$3.46	(19)	$2.68	$3.53	(24)

The decrease in G&A from the comparable period is mainly due to the realization of cost reduction strategies in 2014 which is largely due to staff reductions. Additionally, the remaining bonus accrual from 2014 was released as employee bonuses paid in the first quarter of 2015 were less than originally estimated.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	9

Restructuring Expense

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2015	2014	% change	2015	2014	% change
Restructuring	$3	$7	(57)	$5	$11	(55)
Per boe	$0.44	$0.80	(45)	$0.32	$0.58	(45)

In the second quarter of 2015 and thus far in 2015, Penn West continued to implement cost reduction initiatives which led to a reduction in staffing levels both at head office and in the field.

Depletion, Depreciation, Impairment and Accretion

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2015	2014	% change	2015	2014	% change
Depletion and depreciation (“D&D”)	$174	$187	(7)	$355	$374	(5)
D&D expense per boe	20.91	19.20	9	21.11	18.93	12

Accretion of decommissioning liability	10	9	11	19	18	6
Accretion expense per boe	$1.13	$0.92	23	$1.12	$0.92	22

The decline in D&D expense is primarily due to asset dispositions in 2014 and 2015 which resulted in lower production volumes. The increase in the D&D expense per boe compared to 2014 is mainly the result of increases in future development costs in 2015 compared to 2014 which was partially offset by the effect of asset dispositions and impairment charges recorded in 2014.

Taxes

	Three months ended June 30			Six months ended June 30
(millions)	2015	2014	% change	2015	2014	% change
Deferred tax expense	$30	$26	15	$6	$52	(88)

In the second quarter of 2015, the proposed corporate tax rate increase in Alberta from 10 percent to 12 percent was substantively enacted. As a result of this change, a $60 million charge was recorded in deferred income tax expense during the period. This was offset by recoveries due to the net loss recorded in the period.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	10

Foreign Exchange

Penn West records unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange gains (losses) is as follows:

	Three months ended June 30			Six months ended June 30
(millions)	2015	2014	% change	2015	2014	% change
Realized foreign exchange loss on maturities	$(30)	$(3)	>(100)	$(36)	$(3)	>(100)
Realized foreign exchange loss on pre-payments	(44)	—	(100)	(44)	—	(100)
Unrealized foreign exchange gain (loss)	95	69	38	(73)	(6)	>(100)

Foreign exchange gain (loss)	$21	$66	(68)	$(153)	$(9)	>(100)

During the second quarter of 2015, Penn West repaid senior notes of US$165 million as part of normal maturities and US$202 million, $18 million, £8 million and €1 million a result of the offer of disposition proceeds to its noteholders. As the Canadian dollar has weakened relative to the US dollar from the issue date of the senior notes to the settlement date, a realized foreign exchange loss was recorded. For the remainder of 2015, the Company has $8 million of senior notes maturing in December.

The unrealized gain during the second quarter of 2015 is due to the repayment of its senior notes during the period. Cumulative amounts previously recorded as unrealized foreign exchange gains (losses) on the specific debt maturities/pre-payments settled in the period are offset into realized foreign exchange.

The unrealized foreign exchange loss for the first six months of 2015 is primarily due to the weakening of the Canadian dollar relative to the US dollar, partially offset by the above mentioned amounts that are now recorded into realized foreign exchange.

Net Income (Loss)

	Three months ended June 30			Six months ended June 30
(millions, except per share amounts)	2015	2014	% change	2015	2014	% change
Net income (loss) (millions)	$(28)	$143	>(100)	$(276)	$54	>(100)
Basic per share	(0.06)	0.29	>(100)	(0.55)	0.11	>(100)
Diluted per share	$(0.06)	$0.29	>(100)	$(0.55)	$0.11	>(100)

The decrease in net income in 2015 compared to 2014 is primarily due to lower revenues as a result of a weaker commodity price environment and lower production volumes due to non-core asset dispositions. This was partially offset by a lower overall cost structure of the Company as it has focused on operational efficiencies throughout the organization and the monetization of certain hedges.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	11

Capital Expenditures

	Three months ended June 30			Six months ended June 30
(millions)	2015	2014	% change	2015	2014	% change
Land acquisition and retention	$1	$—	100	$1	$1	—
Drilling and completions	34	31	10	163	173	(6)
Facilities and well equipping	31	30	3	91	83	10
Geological and geophysical	—	1	(100)	2	7	(71)
Corporate	1	3	(67)	4	3	33
Capital carried by partners	(3)	—	>(100)	(6)	(7)	(14)

Exploration and development capital (1)	64	65	(2)	255	260	(2)
Property dispositions, net	(411)	(1)	>100	(412)	(212)	94

Total capital expenditures	$(347)	$64	>(100)	$(157)	$48	>(100)

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

In the second quarter of 2015, development activities were minimal due to spring break-up and focused on completion work within the Cardium and Viking plays. Overall in 2015, the Company’s development programs have been concentrated in its Cardium and Viking light-oil plays with a total of 76 net wells drilled.

In 2015, the Company continued with an active disposition program completing a royalty sale and a number of other non-core asset dispositions during the period.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended June 30			Six months ended June 30
(millions)	2015	2014	% change	2015	2014	% change
E&E capital expenditures	$—	$7	(100)	$7	$31	(77)

In the first half of 2015, E&E capital expenditures primarily related to activity in the Company’s Duvernay property.

Gain/Loss on asset dispositions

	Three months ended June 30			Six months ended June 30
(millions)	2015	2014	% change	2015	2014	% change
Loss (gain) on asset dispositions	$(95)	$—	>(100)	$(95)	$48	>(100)

The gain on asset dispositions in the second quarter of 2015 related to the Company’s royalty disposition and other non-core asset dispositions which were closed in the period. Partially offsetting the gain on disposition were $2 million of transaction costs recorded during the disposition processes.

Goodwill

(millions)	June 30, 2015	December 31, 2014
Balance, end of period	$706	$734

Penn West recorded goodwill on its acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust in prior years. During the second quarter of 2015, Penn West reduced goodwill by $28 million as a result of a portion of goodwill being allocated to non-core property dispositions.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	12

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Penn West is dedicated to reducing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Capitalization

	June 30, 2015		December 31, 2014
(millions)		%		%
Common shares issued, at market (1)	$1,080	33	$1,208	33
Bank loans and long-term notes	2,206	67	2,149	59
Working capital deficiency (surplus) (2)	(1)	—	304	8

Total enterprise value	$3,285	100	$3,661	100

(1)	The share price at June 30, 2015 was $2.15 (December 31, 2014 - $2.43 per share).
(2)	Excludes the current portion of deferred funding asset, risk management, long-term debt and decommissioning liability.

Dividends

	Three months ended June 30			Six months ended June 30
(millions, except per share amounts)	2015	2014	% change	2015	2014	% change
Dividends declared	$5	$69	(93)	$10	$138	(93)
Per share	0.01	0.14	(93)	0.02	0.28	(93)

Dividends paid (1)	$5	$69	(93)	$75	$137	(45)

(1)	Includes amounts funded by the dividend reinvestment plan.

On July 29, 2015, the Company declared its third quarter dividend of $0.01 per share to be paid on October 15, 2015 to shareholders of record on September 30, 2015.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Penn West’s dividend level could change based on these and other factors and is subject to the approval of its Board of Directors. For further information regarding the Company’s dividend policy, including the factors that could affect the amount of quarterly dividend that it pays and the risks relating thereto, see “Dividends and Dividend Policy – Dividend Policy” in its Annual Information Form, which is available on its website at www.pennwest.com, on the SEDAR website at www.sedar.com, and on the SEC website at www.sec.gov.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	13

Liquidity

The Company has a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital and dividend programs, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior notes. On June 30, 2015, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	June 30, 2015
Senior debt to EBITDA (1)	Less than 5:1	3.2
Total debt to EBITDA (1)	Less than 5:1	3.2
Senior debt to capitalization	Less than 50%	28.6%
Total debt to capitalization	Less than 55%	28.6%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after December 31, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior unsecured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility.

The Company intends to continue to actively identify and evaluate hedging opportunities in order to reduce its exposure to fluctuations in commodity prices and protect its future cash flows and capital programs.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	14

Financial Instruments

The Company had the following financial instruments outstanding as at June 30, 2015. Fair values are determined using external counterparty information, which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated bank facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	70,000 mcf/d	Jul/15 – Dec/15	$2.86/mcf	$1
AECO Swaps	14,200 mcf/d	Jan/16 – Dec/16	$3.06/mcf	—

Crude Oil
WTI Swaps	7,500 bbl/d	Jul/15 – Sep/15	US$52.00/bbl	(7)
WTI Swaps	5,000 bbl/d	Jul/15 – Sep/15	CAD$74.78/bbl	—
WTI Swaps	12,500 bbl/d	Oct/15 – Dec/15	CAD$72.57/bbl	(4)
WTI Swaps	2,500 bbl/d	Jan/16 – Mar/16	CAD$76.60/bbl	—
WTI Swaps	5,000 bbl/d	Jan/16 – Dec/16	CAD$72.08/bbl	(9)

Electricity swaps
Alberta Power Pool	10 MW	Jul/15 – Dec/15	$58.50/MWh	—
Alberta Power Pool	70 MW	Jul/15 – Dec/15	$55.17/MWh	(2)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	(1)

Crude oil assignment
18 – month term	10,000 boe/d	Jul/15 – May/16	Differential WCS (Edm) vs. WCS (USGC)	4

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$229	2015 – 2022	1.000 CAD/USD	55

Foreign exchange forwards on debt prepayments
	US$70	Aug/15	1.237 CAD/USD	—

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(1)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	5
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(2)

Total				$39

Please refer to our website at www.pennwest.com for details on all financial instruments currently outstanding.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	15

The components of risk management gain (loss) were as follows:

	Three months ended June 30			Six months ended June 30
(millions)	2015	2014	% change	2015	2014	% change
Realized
Settlement of commodity contracts and assignment	$(4)	$(29)	(86)	$7	$(49)	>(100)
Monetization of commodity contracts	—	—	—	18	—	100
Settlement of foreign exchange contracts	23	2	>100	25	2	>100
Monetization of foreign exchange contracts	19	—	>100	63	—	100

Total realized risk management gain (loss)	38	(27)	>100	113	(47)	>(100)

Unrealized
Commodity contracts	(17)	39	>(100)	(42)	1	>(100)
Electricity swaps	11	3	>100	7	4	75
Interest rate swaps	—	—	—	—	1	(100)
Crude oil assignment	(4)	—	100	(7)	—	100
Foreign exchange contracts	(49)	(21)	>100	(43)	(3)	>100
Cross-currency swaps	7	(5)	>(100)	10	3	>100

Total unrealized risk management gain (loss)	(52)	16	>(100)	(75)	6	>(100)

Risk management gain (loss)	$(14)	$(11)	27	$38	$(41)	>(100)

In 2015, the Company monetized a total of US$315 million of foreign exchange forward contracts on senior notes and settled US$77 million of senior notes as part of normal course maturities. Additionally, during the first quarter of 2015, Penn West monetized its natural gas hedges, and subsequently entered into new natural gas hedging contracts.

Outlook

In December 2014, when Penn West last updated its 2015 capital budget, the forward strip for crude oil was in the range of the Company’s Canadian per barrel pricing assumption of C$65.00. Since that time, crude oil prices have declined. Accordingly, the Company has reduced its Canadian crude oil pricing assumption for full year 2015 to C$60.00 per barrel, which is approximately equivalent to US$50.00 per barrel WTI adjusting for foreign exchange and transportation differentials. Consequently, the Company is updating its funds flow from operations guidance range from $500 - $550 million to $350 - $400 million. The decrease in funds flow from operations guidance is largely attributed to lower benchmark oil and natural gas prices, although continued weakness in NGL realizations in the second half of 2015 could have a further impact on reported funds flow from operations. Additionally, the capital budget has been reduced from $625 million to $575 million as a result of a deferral of certain projects and reduced cost estimates. A summary of the changes are outlined below:

	Nov 17, 2014 Budget	Dec 17, 2014 Revision	July 29, 2015 Revision
Canadian Light Sweet Crude Oil Assumption (C$ per barrel)	$86.50	$65.00	$60.00
AECO Natural Gas Assumption (C$ per mcf)	$3.69	$3.25	$3.25
C$/US$ Foreign Exchange Assumption	$1.04	$1.15	$1.25
Production (boe per day)	95,000 -105,000	90,000 -100,000	90,000 -100,000
Capital Budget (millions)	$840	$625	$575
Funds Flow From Operations (millions)	$875 - $925	$500 - $550	$350 - $400

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	16

This outlook section is included to provide shareholders with information about Penn West’s expectations as at July 29, 2015 for production, funds flow from operations and capital expenditures in 2015 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels and production and funds flow from operations performance for 2015, including fluctuations in commodity prices and its ongoing asset disposition program.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	19	0.04
Liquids production	1,000 bbls/day	15	0.03
Price per mcf of natural gas	$0.10	4	0.01
Natural gas production	10 mmcf/day	4	0.01
Effective interest rate	1%	8	0.02
Exchange rate ($US per $CAD)	$0.01	8	0.02

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years and thereafter as follows:

	2015	2016	2017	2018	2019	Thereafter
Long-term debt	$105	$236	$254	$434	$696	$481
Transportation	12	27	51	58	60	281
Power infrastructure	23	11	11	11	11	9
Drilling rigs	8	17	12	—	—	—
Purchase obligations (1)	2	1	1	1	—	—
Interest obligations	69	120	97	79	40	45
Office lease (2)	29	58	55	55	56	314
Decommissioning liability (3)	$35	$67	$77	$76	$72	$242

(1)	These amounts represent estimated commitments of $2 million for CO2 purchases and $3 million for processing fees related to Penn West’s interests in the Weyburn Unit.
(2)	The future office lease commitments above are contracted to be reduced by sublease recoveries totalling $302 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of $1.7 billion in senior notes maturing between 2015 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans. The Company continuously monitors its credit metrics and maintains positive working relationships with its lenders, investors and agents.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	17

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required. In 2014, the Company became aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of the Company’s historical financial statements and related MD&A. In 2014, the Company was served with statements of claim against the Company and certain of its present and former directors and officers relating to such types of securities class actions in the Provinces of Alberta, Ontario and Quebec and in the United States. To date, none of these proceedings has been certified under applicable class proceedings legislation. In the United States, the Court has consolidated the various actions, appointed lead plaintiffs, and set a scheduling for the parties to brief a motion to dismiss. Amounts claimed in the Canadian and United States proceedings are significant, but at this stage in the process, any estimate of the Company’s potential exposure or liability, if any, is premature and cannot be meaningfully determined. The Company intends to vigorously defend against any such actions.

Equity Instruments

Common shares issued:
As at June 30, 2015 and July 29, 2015	502,163,163

Options outstanding:
As at June 30, 2015	17,390,179
Forfeited	(81,925)

As at July 29, 2015	17,308,254

Changes in Internal Control Over Financial Reporting (“ICFR”)

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on April 1, 2015 and ending on June 30, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Penn West’s ICFR were made during the quarter.

Penn West utilizes the original Internal Control - Integrated Framework (1992) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting. In May 2013, COSO updated the Internal Control – Integrated Framework which superseded the 1992 Framework on December 15, 2014. Currently, the Company is transitioning to the 2013 COSO Framework as it relates to its ICFR.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IFRS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	18

Non-GAAP Measures

Certain financial measures including funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted netback and gross revenues included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow and Funds flow from operations are used to assess the Company’s ability to fund dividend and planned capital programs. Funds flow from operations excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is more representative of cash related to continuing operations. See “Calculation of Funds Flow/ Funds flow from Operations” above for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, our intention to continue to focus on the core components of our long-term plan which include debt reduction, profitable growth and execution and cost control, and our intention to continue to review potential disposition strategies as we move forward and focus on improving our best-in-class operational status in our core plays, our ability to continue to monitor the commodity price environment and take proactive measures as required as we look to increase the long-term value of the Company; under “Crude Oil” and “Natural Gas”, our expectations for crude oil and natural gas prices and supply and demand conditions; under “Results of Operations – Netbacks”, the anticipation that natural gas royalties will be insignificant for the remainder of the year under current royalty rates; under “Expenses - Financing”, that payments in connection with the most recently completed asset dispositions will be made in August 2015, under “Environmental and Climate Change”, our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material; under “Liquidity and Capital Resources”, in respect of dividends, the details of our third quarter dividend and payment of the third quarter dividend on October 15, 2015 and our belief that our dividend level could change based on a variety of factors and conditions, and in respect of Liquidity, our belief that our actions increase the likelihood of maintaining our financial flexibility and capital and dividend programs, supporting our ability to capture opportunities in the market and execute longer-term business strategies, our intention to continue to actively identify and evaluate hedging opportunities in order to reduce our exposure to fluctuations in commodity prices and protect our future cash flows and capital programs; under “Outlook”, the revised guidance amounts for the Canadian crude oil pricing assumptions for the full year 2015, the 2015 funds flow from operations and 2015 capital budget; under “Sensitivity Analysis”, the estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this MD&A; and under “Contractual Obligations and Commitments”, our intent to vigorously defend against any legal actions relating to damages alleged to have been incurred due to a decline in our share price arising out of the restatement of certain of our historical financial statements and related MD&A. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	19

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: 2015 prices of C$60.00 per barrel of Canadian light sweet oil and C$3.25 per mcf AECO gas and a 2015 C$/US$ foreign exchange rate of $1.25; that the Company does not dispose of additional material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the amount of future cash dividends that the Company intends to pay and the continued suspension of our dividend reinvestment plan.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PENN WEST SECOND QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS	20